DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

February 16, 2021

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

VIA EDGAR

Re:	First United Corporation (“First United” or the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed February 2, 2021 by Driver Management Company LLC

Driver Opportunity Partners I LP, and J. Abbott R. Cooper

Soliciting Materials Filed Pursuant to Rule 14a-12

Filed February 4, 2021

File No. 000-14237

Dear Mr. Shainess

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing the Company’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 11, 2021. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses.

Preliminary Proxy Statement on Schedule 14A
General

1.	Please ensure that your revised preliminary proxy statement includes page numbers throughout. Refer to Exchange Act Rule 0-3(b).

Driver acknowledges the Staff’s comment and notes that, in Driver’s revised preliminary proxy statement filed with the Commission on February 16, 2021 (the “Revised Preliminary Proxy Statement”), page numbers throughout are included.

2.

Please ensure your revised preliminary proxy statement is filed using the correct EDGAR tag of PRRN14A to indicate a filing by non-management. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. Refer to Rule 232.301 of Regulation S-T.

Driver acknowledges the Staff’s comment and has filed the Revised Preliminary Proxy Statement using the EDGAR tag of PRRN14A.

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3.

Please advise us as to when the participants anticipate distributing the proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Driver acknowledges the Staff’s comment and hereby advises the Staff that Driver does not anticipate distributing the proxy statement at any time before First United distributes its proxy statement.

4.	Revise to clearly mark your preliminary proxy statement and the form of proxy as “preliminary copies.” Refer to Rule 14a-6(e)(1).

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

5.

Refer to the soliciting material filed by the Company pursuant to Rule 14a-12 on January 12, 2021. Given the Company’s disclosed intentions to ask shareholders to approve a proposal to declassify the board, please revise your statement that the participants are not aware of any other matters to be brought before the annual meeting.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

Proposal No. 1, Election of Directors, page 2

6.

We note that you intend to include certain of the Company´s nominees on your proxy card and name those nominees in your proxy statement. Please advise us as to how you plan to comply with the requirements set forth in Rule 14a-4(d)(4). Note that you must seek authority to vote in the aggregate for the number of director positions subject to election, and represent in the proxy statement and proxy card that you will vote for all of the Company’s nominees other than the Company nominees you specify.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

7.

Revise to disclose the basis for the statement that your nominee is independent of the Company. In this respect, given that Driver Management has a pending lawsuit naming the Company as a defendant, please address the possibility, if true, that such litigation could result in a determination that your nominee does not satisfy the independence requirements under the applicable exchange listing rule.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

Proposal No. 3, Majority Vote Proposal, page 5

8.

Please revise to clarify, if true, that shareholder approval of this proposal would result in amendments to the Company’s charter, bylaws or other governance documents. Similarly, disclose the general effect of any such amendment. Refer to Item 19 of Schedule 14A. Please also consider this comment applicable to the Independent Chair Proposal and the Shareholder Bylaw Amendment Proposal.

Driver acknowledges the Staff’s comment and advises the staff that the Majority Vote Proposal, the Independent Chair Proposal and the Shareholder Bylaw Amendment Proposals are precatory and, even if adopted, will not compel the board of directors of First United (the “Board”) to take any action.  However, Driver has revised the Revised Preliminary Proxy Statement to indicate that if the Board takes action to implement the Majority Vote Proposal, the Independent Chair Proposal and the Shareholder Bylaw Amendment Proposal, such action could result in the amendment of the Company’s governance documents.  Any amendment to the Company’s charter would require shareholder approval.

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Proposal No. 4, Beneficial Ownership Proposal, page 5

9.

With a view toward revised disclosure, please advise us of how Driver determined that it does not have any material interest in the proposal other than the interest common to all shareholders. Please address the ongoing litigation between Driver and the Company. In your response letter, please also address the similar determination made with respect to the No Disenfranchisement Proposal.

Driver Opportunity is the record owner of 360,737 shares (“Shares”) of the Company’s common stock and owns no other Shares.  Driver Management and Mr. Cooper may be deemed to be beneficial owners of 360,737 Shares solely by virtue of their relationship with Driver Opportunity (Driver Management is the general partner of Driver Opportunity and Mr. Cooper is the managing member of Driver Management).  Driver does not believe that Driver Opportunity as a record, not beneficial owner, of Shares has any material interest in the Beneficial Ownership Proposal other than the interest common to all shareholders.  Driver does not believe that the Beneficial Ownership Proposal is in anyway related to ongoing litigation between Driver and the Company.

With respect to the No Disenfranchisement Proposal, to the extent that the Staff’s comment is informed by a belief that Driver hopes that the Company will abandon is quixotic attempts to disenfranchise Driver if the No Disenfranchisement Proposal is adopted, Driver must sadly inform the Staff that Driver does not expect a mere expression of the will of shareholders to have any impact on the Board.  While the Company is now seeking a declaratory judgment in hopes of being able to privately enforce Maryland Code, Financial Institutions § 3-314 (“Section 3-314”) to prohibit Driver from voting its Shares—after having been unsuccessful in its attempts to cause the Maryland Commission of Financial Regulation (the “Maryland Commissioner”) to disenfranchise Driver—the Company has also previously sought to disenfranchise other shareholders as well.1  Unfortunately, Driver is not unique in being targeted for disenfranchisement by the Board.

Proposal No. 5, No Disenfranchisement Proposal, page 6

10.	Please provide us with the factual foundation in support of the following assertions. See Rule 14a-9.

•	“The Company has previously lobbied the Maryland Commissioner on Financial Regulation to investigate Driver for violations of Section 3-314 for the express purpose of disenfranchising Driver.”

On February 12, 2021 and again on February 16, 2021, Driver filed (pursuant to Rule 14a-12) a selection of documents (the “Selected Documents”) obtained from the Maryland Commissioner as result of a requested made pursuant to the Maryland Public Information Act.  Driver believes the Selected Documents provide ample factual foundation for the assertion that “the Company has previously lobbied the Maryland Commissioner on Financial Regulation to investigate Driver for violations of Section 3-314 for the express purpose of disenfranchising Driver.”  Driver has also provided, by letter (the “Supplementary Letter to Staff”) to the Staff dated February 16, 2021, its analysis of a portion of the Selected Documents.

•	“Driver does not believe that the Company has…any affirmative obligation to report potential violations of Section 3-314 to the Maryland Commissioner of Financial Regulation.”

The full text of Section 3-314 is as follows:

Section 3-314. Approval of Commissioner of certain stock transactions

(a)

(1) In this section the following words have the meanings indicated.

(2) "Bank holding company" has the meaning stated in the Federal Bank Holding Company Act of 1956.

(3) "Stock acquisition" means:

_______________

1 See page 5 of Exhibit 1 to Additional Soliciting Materials filed by Driver on February 16, 2021 (email from First United’s attorney to Jedd Bellman, Assistant Commissioner for Non-Depository Supervision, Office of the Maryland Commissioner of Financial Regulation, identifying other First United shareholders to the Maryland Commissioner to be investigated).

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(i) An acquisition of the outstanding voting stock of a commercial bank or bank holding company in this State, if the acquisition will affect the power to direct or to cause the direction of the management or policy of any banking institution or bank holding company; or

(ii) An acquisition of any voting stock of a commercial bank, if the acquisition will give any one person control of 25 percent or more of the voting stock of the commercial bank.

(b) Except as provided in this section, a person may not make a stock acquisition.

(c)

(1) A person who intends to make a stock acquisition shall apply to the Commissioner for approval, at least 60 days before the acquisition becomes effective.

(2) The application shall include:

(i) A description of the proposed stock acquisition; and

(ii) All other information that is available to inform the Commissioner of the effect of the acquisition on the power to direct or to cause direction of the management or policy of a banking institution or bank holding company.

(3) If there is any doubt as to whether the stock acquisition will affect the power to direct or cause direction of the management or policy of a commercial bank or bank holding company, the doubt shall be resolved in favor of reporting to the Commissioner.

(d) The Commissioner may deny approval for a stock acquisition that the Commissioner determines to be anticompetitive or to threaten the safety or soundness of a banking institution.

(e) Voting stock that is acquired in violation of this section may not be voted for 5 years.

(f) The provisions of this section do not apply to an acquisition for which an application is required under § 5-904 of this article.

Based on Driver’s reading of the plain text of Section 3-314, there exists no affirmative obligation on the part of any commercial bank or bank holding company to take any action whatsoever. This reading is also supported by the fact that a previous version of Section 3-314 had required the bank or bank holding company (not the person making the stock acquisition) to notify the Maryland Commissioner of any stock acquisitions, but that previous statute was amended in 1979 to provide that the person proposing to make a stock acquisition was required to seek approval and eliminated any requirement that the bank or bank holding company notify the Maryland Commissioner.

Additional Participant Information, page 14

11.	Correct your disclosure of the participants’ beneficial ownership in the penultimate paragraph on page 14, which appears to contain a typographical error.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

Letter to Shareholders

12.	The table containing the participants’ proposals includes eight proposals. Elsewhere in the proxy statement, reference is made to eleven proposals. Please revise to rectify the inconsistency.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

Form of Proxy

13.

The first page of the form of proxy states that if no direction is indicated with respect to the proposals, the proxy will be voted “against” proposals 2 and 3, which conflicts with both disclosure in your preliminary proxy statement and other references on the proxy card. Similarly, the second page of the form of proxy states “Driver strongly recommends that shareholders vote…against proposals 8 and 9.” Revise to correct this conflicting information.

Driver acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

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DFAN filed February 4, 2021

14.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In future soliciting materials, refrain from statements implying the Company is taking away shareholder voting rights, absent sufficient factual support.

Driver believes that the Selected Documents and the Supplementary Letter to the Staff provide ample factual support for any statements Driver has made or may make regarding the Company’s efforts to disenfranchise Driver.  To the extent that the Staff does not agree with Driver’s assessment of the adequacy of the factual support provided by the Selected Documents and the Supplementary Letter to the Staff, Driver would appreciate being so advised by the Staff at their earliest convenience.

15.

Please provide us with the factual foundation in support of the following assertion: “…the company had been engaged in a secret campaign to prevent shareholders from having a choice in deciding directors (through a contested election) and then repeatedly lied about the existence of that campaign.” See Rule 14a-9.

Driver believes that the Selected Documents and the Supplementary Letter to the Staff provide ample factual support for any statements Driver has made or may make regarding the Company’s “secret campaign to prevent shareholders from having a choice in deciding directors (through a contested election)” as well as the Company’s repeated lies about the existence of that campaign.

In addition to First United’s Form DEFA14A filed May 18, 2020 wherein First United stated:

First United did not instigate, direct or control the investigation into Driver’s acquisition of the Company’s shares, nor did any of First United’s executives use their positions or relationships with trade associations to influence the investigation. To suggest otherwise is factually incorrect.

First United repeatedly denied the full extent of their campaign to have Driver disenfranchised in other solicitation materials.

Form DEFA14A filed May 12, 2020

In an effort to distract shareholders, Driver continues to mislead shareholders by making materially false and unsubstantiated allegations that Ms. Rodeheaver has used her position as Chairman of the Maryland Bankers Association and its access to the Maryland Commissioner of Financial Regulation to impact the outcome of Driver’s proxy fight. This is simply not true. The fact is that Driver is under investigation by the Office of the Maryland Commissioner of Financial Regulation with respect to Driver’s acquisitions of shares of First United in violation of Maryland law. This may result in Driver being unable to vote its shares of First United for five years, including at the upcoming Annual Meeting. We have cooperated fully as we would with any regulatory matter and we have not sought to unduly influence or control the outcome of this investigation.

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Form DEFA14A filed May 15, 2020 and Form DEFA14A filed May 18, 2020:

First United has no control over the Office of the Maryland Commissioner of Financial Regulation’s Investigation of Driver.

Form DEFA filed May 20, 2020

While First United did not instigate the Investigation or inappropriately influence the Maryland Commissioner’s conclusions, we complied with all requests for information and the Company’s legal counsel communicated with the regulator routinely – just as we would do in any regulatory investigation.

First United did not instigate, direct or control the investigation into Driver’s acquisition of the Company’s shares, nor did any of First United’s executives use their positions or relationships with trade associations to influence the investigation.

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Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

By:	/s/ J. Abbott R. Cooper

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